MIND CTI Reports 20% Operating Income and EPS of 5 cents in Q2 2005

* 11% sequential revenue growth

Key Highlights of Q2 2005
  Revenues were $3.42 million, an 11% increase from $3.08 million in the previous quarter and a 21% decrease from $4.3 million in the second quarter of 2004.
  Operating income was $687 thousand, a 110% increase over the previous quarter and a 9% decrease over the second quarter of 2004
  Net income for the second quarter was $980 thousand or $0.05 per diluted share, compared with a net income of $1.59 million or $0.07 per diluted share in the second quarter of 2004.
  Multiple customer upgrades (both license and services upgrades)

Yoqneam, Israel, July 19, 2005- MIND C.T.I. LTD. (NASDAQ: MNDO), a leading global provider of real-time mediation, rating, billing and customer care solutions for pre-paid and post-paid voice, data and content, today announced results for the second quarter ended June 30, 2005.

Monica Eisinger, MIND chairperson and chief executive officer, commented: "In the second quarter of 2005 we succeeded to grow both revenues and operating income, primarily credited to recurrent sales to existing customers. As previously estimated the financial income was lower this quarter due to a decrease in interest gained on our cash and the change in the Euro exchange rates.

We believe that the demand for our solutions continues and in order to address future needs of both existing customers and new opportunities we continue to invest significantly in enhancing our product offering. At the same time we continue to build the organization and add experienced people to our team.

We have a large and stable customer base and we expect the trend of customer license and services additions and upgrades to continue and add to the revenue increase in the long term."

Revenue Distribution for Q2 2005
The geographic revenue breakdown, as a percentage of total revenues, was as follows: sales in Europe represented 41%, the Americas represented 25%, Africa represented 20%, APAC represented 8% and Israel represented 6%.

Revenue from our customer care and billing software totaled $2.88 million, while revenue from our enterprise call management software was $547 thousand. The revenue breakdown from our business lines of products was $1.72 million, or 50%, from licenses, $1.11 million, or 33%, from maintenance and $582 thousand, or 17%, from services.

New Executive Addition
In the second half of 2004 we initiated a process of organizing the company for future growth. For the last three quarters we added each quarter executives with experience in our field and background from larger organizations. In July 2005 Yossi Shoval joined our company as VP Strategic Business Alliances. Prior to joining our company, he was Director at Amdocs with responsibility for strategic alliances. Prior to that he served at Comverse as AVP with responsibility for the Comverse partnership program. Yossi holds an MBA from Heriot-Watt University in Scotland and a BA in Economics form Tel Aviv University.

As of June 30, 2005, we had 257 employees in our offices in Israel, Romania, the United States and China.

Conference Call Information
MIND will host a conference call on July 20, at 8:30 a.m., Eastern Time, to discuss the Company's second quarter results and other financial and business information, including trends and guidance for the near future. The call will be carried live on the Internet via www.fulldisclosure.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

About MIND
MIND CTI Ltd. (http://www.mindcti.com) is a leading global provider of real-time billing and customer care solutions for pre-paid and post-paid voice, data and video. Since 1997 MIND has been a pioneer in enabling the VoIP technology for emerging and incumbent service providers. MIND solutions include "best-in-class" solutions for Service Enabling of IP services in the wireless arena, end-to-end convergent billing solutions and internal billing for large enterprises. MIND operates from offices in Europe, Israel, the United States and China.

For financial information, reports and presentations, please visit the Investor Relations site: http://www.mindcti.com/ir

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

(tables to follow)

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30		December 31
	2005	2004	2004
	(Unaudited)		(Audited)

	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$6,354	$8,181	$18,687
Accounts receivable:
Trade	2,518	2,351	3,418
Interest accrued on long-term bank deposits	29	483	242
Other	726	827	773
Inventories	19	11	18

T o t a l current assets	9,646	11,853	23,138
LONG-TERM BANK DEPOSITS	40,000	47,400	30,000
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	1,885	1,623	1,790
OTHER ASSETS, net of accumulated amortization	553	804	788

T o t a l assets	$52,084	$61,680	$55,716

Liabilities and shareholders' equity
CURRENT LIABILITIES -
accounts payable and accruals:
Trade	$338	$1,321	$466
Deferred revenues	1,515	1,973	1,680
Other	1,721	1,470	2,124

T o t a l current liabilities	3,574	4,764	4,270
		10,000
EMPLOYEE RIGHTS UPON RETIREMENT	1,118	1,061	1,200

T o t a l liabilities	4,692	15,825	5,470

SHAREHOLDERS' EQUITY:
Share capital	53	53	53
Additional paid-in capital	59,357	58,634	59,079
Accumulated deficit	(12,018)	(12,832)	(8,886)

T o t a l shareholders' equity	47,392	45,855	50,246

To t a l liabilities and shareholders' equity	$52,084	$61,680	$55,716

I

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30		Three months ended June 30		Year ended December 31,
	2005	2004	2005	2004	2004
	(Unaudited)		(Unaudited)		(Audited)

	U.S. $ in thousands (except per share data)

REVENUES	$6,504	$8,324	$3,422	$4,319	$17,806
COST OF REVENUES	1,607	2,087	1,086	1,086	4,394

GROSS PROFIT	4,897	6,237	2,619	3,233	13,412
RESEARCH AND DEVELOPMENT EXPENSES - net	2,109	1,846	1,110	845	3,833
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Selling	1,020	2,330	428	1,263	4,517
General and administrative	753	706	394	372	1864

OPERATING INCOME	1,015	1,355	687	753	3,198
FINANCIAL AND OTHER INCOME - net	1,021	1,653	303	863	3,841

INCOME (LOSS) BEFORE TAXES ON INCOME	2,036	3,008	990	1,616	7,039
TAXES ON INCOME	25	77	10	26	162

NET INCOME	$2,011	$2,931	$980	$1,590	$6,877

EARNING PER SHARE:
Basic	$0.09	$0.14	$0.05	$0.08	$0.33
Diluted	$0.09	$0.14	$0.05	$0.07	$0.32

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS (LOSS) PER ORDINARY SHARE - IN THOUSANDS:
Basic	21,417	21,040	21,453	21,0646	21,089

Diluted	21,574	21,538	21,558	21,535	21,468

II

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30		Three months ended June 30		Year ended December 31,
	2005	2004	2005	2004	2004
	(Unaudited)		(Unaudited)		(Audited)

	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$2,011	$2,931	$980	$1,590	$6,877
Adjustments to reconcile net income or loss to net cash provided by or used in operating activities:
Depreciation and amortization	338	348	158	161	680
Accrued severance pay - net	12	57	73	40	202
Capital loss (gain) on sale of property and equipment - net	(30)	6	(7)		(7)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	900	(170)	(738)	(391)	(1,237)
Interest accrued on long-term bank deposits	213	(1)	804	744	240
Other	47	37	(271)	68	93
Increase (decrease) in accounts payable and accruals:
Trade	(128)	603	(25)	791	(252)
Other	(568)	722	(233)	(160)	1,081
Increase in Inventories	(1)				(7)

Net cash provided by operating activities	2,794	4,533	741	2,843	7,670

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(421)	(702)	(205)	(232)	(1,226)
Amounts withdrawal (funded) in respect of accrued severance pay	41	(30)	(53)	(24)	(120)
Investments in long-term bank deposits	(10,000)	(10,400)		(10,400)	(40,000)
Withdrawal of long-term bank deposits		3,000			50,000
Proceeds from sale of property and equipment	118	7	29	6	145

Net cash provided by (used in) investing activities	(10,262)	(8,125)	(229)	(10,650)	8,799

CASH FLOWS FROM FINANCING ACTIVITIES -
Bank loans received		10,000		10,000
Employee stock options exercised and paid	278	118	14	43	563
Dividend paid	(5,143)	(2,736)			(2,736)

Net cash provided by (used in) financing activities	(4,865)	7,382	14	10,043	(2,173)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(12,333)	3,7902	526	2,2363	14,296
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	18,687	4,391	5,828	5,945	4,391

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	6,354	$8,181	6,354	$8,181	$18,687

III

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